UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

AEHR Test Systems

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00760J108

(CUSIP Number)

July 15, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 00760J108

1	NAME OF REPORTING PERSON PWA Real Estate, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 26-1277040
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 211,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 211,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 211,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2%
12	TYPE OF REPORTING PERSON CO

CUSIP No.: 00760J108

1	NAME OF REPORTING PERSON Private Wealth Adv 401K PSP FBO John M. Schneider I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 318,763
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 318,763
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 318,763
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 00760J108

1	NAME OF REPORTING PERSON John M. Schneider I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 529,763
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 529,763
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,763 (See Item 2(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 00760J108

ITEM 1(a).	NAME OF ISSUER:
AEHR Test Systems
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
400 Kato Terrace Fremont, CA. 94539
ITEM 2(a).	NAME OF PERSON FILING:
This statement is being filed by (i) PWA Real Estate, LLC ("PWA") with respect to the 211,000 Shares of the Issuer beneficially owned by it; (ii) Private Wealth Adv 401K PSP FBO John M. Schneider (the "401K Plan") with respect to the 318,763 shares of common stock, par value $0.01 per share (the "Shares") of the Issuer beneficially owned by it; and (iii) John M. Schneider with respect to the Shares beneficially owned by the 401K Plan and PWA. As the sole member of PWA and as sole beneficiary of the 401K Plan, John M. Schneider may be deemed the beneficial holder of the Shares held by PWA and the 401K Plan which, when added together, total 529,763 Shares representing 5.0% of the issued and outstanding Shares of the Issuer. Mr. Schneider disclaims beneficial ownership of the securities covered by this statement.
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
4900 Perry Highway, Ste. 300 Pittsburgh, PA 15229
ITEM 2(c).	CITIZENSHIP:
PWA Real Estate, LLC - Pennsylvania Private Wealth Adv 401K PSP FBO John M. Schneider - United States of America John M. Schneider - United States of America
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock, par value $0.01 per share
ITEM 2(e).	CUSIP NUMBER:
00760J108
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
529,763
	(b)	Percent of class:
5.0% (based on the shares of Common Stock outstanding as of March 31, 2013)
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
PWA Real Estate, LLC - 211,000 Private Wealth Adv 401K PSP FBO John M. Schneider - 318,763
(ii) Shared power to vote or to direct the vote:
John M. Schneider - 529,763
(iii) Sole power to dispose or to direct the disposition of:
PWA Real Estate, LLC - 211,000 Private Wealth Adv 401K PSP FBO John M. Schneider - 318,763
(iv) Shared power to dispose or to direct the disposition of:
John M. Schneider - 529,763
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
N/A
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
N/A
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
N/A
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
N/A
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 10, 2014

Date
PWA Real Estate, LLC Private Wealth Adv 401K PSP FBO John M. Schneider
/s/ John M. Schneider

Signature
John M. Schneider, CEO and President

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
CUSIP No.: 00760J108
EXHIBIT A
SCHEDULE 13G JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: 2/6/2014

PRIVATE WEALTH ADV 401K PSP FBO JOHN M. SCHNEIDER

By: /s/ John M. Schneider
Name: John M. Schneider
Title: Owner

PWA REAL ESTATE, LLC
By: /s/ John M. Schneider
Name: John M. Schneider
Title: Sole Member

/s/ John M. Schneider